SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

PURSUANT TO SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

DIGITAS INC.

(Name of Subject Company)

DIGITAS INC.

(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

PREFERRED STOCK PURCHASE RIGHTS

(Title of Class of Securities)

25388K104

(CUSIP Number of Class of Securities)

David W. Kenny

Chairman and Chief Executive Officer

Digitas Inc.

33 Arch Street

Boston, Massachusetts 02110

(617) 369-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Stuart M. Cable

John T. Haggerty

Goodwin Procter LLP

Exchange Place

Boston, Massachusetts 02109-2881

(617) 570-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of the Amendment

The purpose of this amendment is to amend Item 8 – Additional Information.

Item 8. Additional Information.

Item 8 is hereby amended by adding a new paragraph inserted below the fourth paragraph under the existing heading (d) Regulatory Approvals.

“On January 19, 2007, Publicis received clearance from the German Federal Cartel Office under the German Act against Restraints of Competition. Accordingly, the condition to the Offer relating to the prior approval by the German Federal Cartel Office has been satisfied.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DIGITAS INC.

Dated: January 19, 2007	By:	/S/ ERNEST W. CLOUTIER
Ernest W. Cloutier Secretary